LIVEWIRE ERGOGENICS, INC.

December 21, 2021

United States Securities and Exchange Commission	VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LiveWire Ergogenics, Inc.
Post-Effective Amendment to Form 1-A
Filed December 14, 2021
File No. 024-11593

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments on LiveWire Ergogenics, Inc.’s (the “Company”) Post- Effective Amendment to Form 1-A as filed on December 24, 2021, we are now in a position to proceed with the Company’s Post- Effective Amendment offering, subject to the SEC issuing a notice qualifying our Post- Effective Amendment. Accordingly, we hereby request the SEC qualify our Post-Effective Amendment to Form 1-A effective 4:00 p.m. on Thursday, December 23, 2021, and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Bill J. Hodson
Bill J. Hodson, CEO